Exhibit 99.2 Financial Performance for the Quarter and Year ended March 31, 2023 Jatin Dalal Chief Financial Officer Wipro Limited

Revenue for the Quarter $ 2.82 Bn IT Services Revenue | USD IT services Growth on Constant Currency Basis: QoQ: -0.6% ₹ 231.9 Bn YoY: 6.5% Gross Revenue | INR 2 © INR Mn $ Mn

Revenue for the Year $ 11.2 Bn IT Services Revenue | USD IT services Growth on Constant Currency Basis: ₹ 904.9 Bn YoY: 11.5% Gross Revenue | INR 3 © $ Mn INR Mn

Operating Margin for the Quarter IT Services Operating Margin refers to our segment results 16.3 % IT Services Operating Margin Operating Profit growth (Wipro Limited.) QoQ: -0.2% ₹37.6 Bn YoY: 7.0% Operating Profit (Wipro Ltd.) in INR 4 © INR Mn

Operating Margin for the Year IT Services Operating Margin refers to our segment results 15.7 % IT Services Operating Margin Operating Profit growth (Wipro Limited.) YoY: -0.5% ₹139.6 Bn Operating Profit (Wipro Ltd.) in INR 5 © INR Mn

Net Income for the Quarter Net income refers to the profit attributable to equity share holders of the company ₹ 30.7 Bn Net Income | INR QoQ growth Net Income: 0.7% EPS: 0.7% ₹ 5.61 Earnings Per Share | INR 6 © INR INR Mn

Net Income for the Year Net income refers to the profit attributable to equity share holders of the company ₹ 113.5 Bn Net Income | INR YoY growth Net Income: -7.1% EPS: -7.2% ₹ 20.73 Earnings Per Share | INR 7 © INR INR Mn

Cash Flow Metrics for the Quarter Operating Cash ₹ 37.3 Bn Flow is at 120.6% Operating Cash Flow | INR of Net Income Free Cash Flow is at 111.1% of ₹ 34.4 Bn Net Income Free Cash Flow | INR 8 Refer annexure for Non-GAAP measures w alk © FCF to Net Income OCF to Net Income

Cash Flow Metrics for the Year Operating Cash ₹ 130.6 Bn Flow is at 114.9% Operating Cash Flow | INR of Net Income Free Cash Flow is at 102.3% of ₹ 116.3 Bn Net Income Free Cash Flow | INR 9 Refer annexure for Non-GAAP measures w alk © FCF to Net Income OCF to Net Income

Other highlights 1. Total bookings of over $4.1 billion in TCV terms, grew 29% YoY CC for the quarter 2. Closed 15 large deals resulting in a TCV of over $1.1 billion, grew by 155% YoY CC in Q4’23 3. Voluntary attrition decreased 330 bps from previous quarter, landing at 14.1% on a quarterly annualized basis 4. Onboarded over 22,000 Next Gen Associates in FY23 5. Board approves buyback for the value of ₹120 billion ($1.5 1 billion ) at the buyback price of ₹445 per equity share Notes: 1. For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 =₹82.19, as published by the Federal Reserve Board of Governors on March 31, 2023. 10 ©

Outlook for Quarter ending June 30, 2023 QoQ CC -3.0% to -1.0% We expect the revenue from our IT Services business including India State Run Enterprise (ISRE) segment to be in the range of $2,753 million to $2,811 million* * Outlook for the Quarter ending June 30, 2023, is based on the following exchange rates: GBP/USD at 1.22, Euro/USD at 1.07, AUD/USD at 0.68, USD/INR at 81.74 and CAD/USD at 0.74 11 ©

Annexures

Reconciliation of selected GAAP measures to Non-GAAP measures (1/2) Reconciliation of Gross Cash and Net Cash as of March 31, 2023 1 Amount in INR Mn Amount in $Mn Computation of Gross Cash and Net Cash Cash & Cash Equivalents 91,880 1, 118 Investments - Current 309,232 3, 762 Gross Cash 401,112 4, 880 Less: Long term and short term borrowings 150,093 1, 826 Net Cash 251,019 3, 054 Reconciliation of Free Cash Flow for three months and year ended March 31, 2023 Amount in INR Mn Three months ended Year ended March March 31, 2023 31, 2023 Net Income for the period [A] 30,935 113,665 Computation of Free Cash Flow Net cash generated from operating activities [B] 37,298 130,601 Add/ (deduct) cash inflow/ (outflow)on: Notes: Purchase of property, plant and equipment (3,015) (14,834) 1. For the convenience of the readers, the Proceeds from sale of property, plant and equipment 97 546 amounts in Indian Rupees in this release have been translated into United States Free Cash Flow [C] 34,380 116,313 Dollars at the certified foreign exchange rate of US$1 =₹82.19, as published by the Operating Cash Flow as percentage of Net Income [B/A] 120.6% 114.9% Federal Reserve Board of Governors on Free Cash Flow as percentage of Net Income [C/A] 111.1% 102.3% March 31, 2023. 13 ©

Reconciliation of selected GAAP measures to Non-GAAP measures (2/2) Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn): Three Months ended March 31, 2023 IT Services Revenue as per IFRS $ 2,823.0 Effect of Foreign currency exchange movement $ (37.6) Non-GAAP Constant Currency IT Services Revenue based on $ 2,785.4 previous quarter exchange rates Three Months ended March 31, 2023 IT Services Revenue as per IFRS $ 2,823.0 Effect of Foreign currency exchange movement $ 74.4 Non-GAAP Constant Currency IT Services Revenue based on $ 2,897.4 exchange rates of comparable period in previous year Year ended March 31, 2023 IT Services Revenue as per IFRS $ 11,159.7 Effect of Foreign currency exchange movement $ 391.3 Non-GAAP Constant Currency IT Services Revenue based on $ 11,551.0 exchange rates of comparable period in previous year 14 ©

Segment Information As announced on November 12, 2020, in order to broad base our growth, effective January 1, 2021, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries. 1. Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM ) 2. Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada 3. Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe 4. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa The two Global Business Lines: 1. iDEAS (Integrated Digital, Engineering & Application Services) will include the following Service Lines - Domain and Consulting, Applications & Data, Wipro Engineering and Wipro Digital 2. iCORE (Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services) will include Integrated Cloud Infrastructure (CIS),Digital Operations (DOP) and Risk and Enterprise Cybersecurity Services (CRS) st Details of the revised GBL structure effective from April 1 2023 can be accessed here. 15 ©